UN
SECURITIES ANI
Wash.

09040519

SEC
Mail Processing
Section

MAR 3 1 2009

Washington, DC
101

SEC FILE NO.
8-65205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (mm/dd/yy) AND ENDING 12/31/08 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CASEY PROFESSIONAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

220 MONTGOMERY STREET, SUITE 462
(No and Street)

SAN FRANCISCO	CALIFORNIA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICOLAS R. MONTGOMERY (415) 544-9100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 4/1

OATH OR AFFIRMATION

I, **NICOLAS R. MONTGOMERY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CASEY PROFESSIONAL SERVICES, LLC** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California, County of San Francisco
Subscribed and sworn to before me this 30th
Day of March, 2009, by
Nicolas R. Montgomery
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

Notary Public, California

Nicolas R. Montgomery
Signature

President
Title

PC01 ANDREW F. ALBRIGHT
COMM. #1788733
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Feb. 7, 2012 PC01

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(X)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casey Professional Services, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member of
Casey Professional Services, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Casey Professional Services, LLC (a California limited liability company) as of December 31, 2008, and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casey Professional Services, LLC at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

March 24, 2009

Casey Professional Services, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	676,487
Receivable from clearing organization		1,093,877
Commissions receivable, net of $100,000 allowance for doubtful accounts		3,543,406
Prepaid expenses		24,315
Furniture and equipment, net of $120,833 accumulated depreciation		72,575
Total assets	$	5,410,660

Liabilities and Member's Equity

Accounts payable	$	217,506
Accrued expenses		153,998
Accrued compensation		50,000
Commissions payable		1,342,712
Total liabilities		1,764,216
Member's equity		3,646,444
Total liabilities and member's equity	$	5,410,660

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Income

For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 16,938,147
Interest income	8,059
Total revenue	16,946,206
Expenses:	
Compensation	6,786,133
Clearing fees and floor brokerage	3,188,769
Commissions expense	3,139,980
Bad debt expense	273,768
Occupancy costs	255,283
Quote and research fees	174,465
Depreciation	23,955
Professional fees	4,722
Interest expense	2,128
Other operating expenses	614,586
Total expenses	14,463,789
Income before taxes	2,482,417
Tax provision	800
Net income	$ 2,481,617

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2008

Member's Equity at December 31, 2007	$ 1,464,827
Distributions	(300,000)
Net income	2,481,617
Member's Equity at December 31, 2008	$ 3,646,444

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,481,617
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	23,955
Bad debt expense	80,000
(Increase) decrease in:	
Receivable from clearing organization	(737,982)
Commissions receivable	(2,147,504)
Prepaid expenses	(3,375)
Increase (decrease) in:	
Accounts payable	2,196
Accrued expenses	(18,642)
Accrued compensation	(400,000)
Commissions payable	922,013
Net cash provided (used) by operating activities	202,278
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(56,149)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(300,000)
Net increase (decrease) in cash and cash equivalents	$ (153,871)
Cash and cash equivalents, beginning of year	830,358
Cash and cash equivalents, end of year	$ 676,487
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 2,128
Taxes paid	$ 1,600

See independent auditor's report and accompanying notes.

Casey Professional Services, LLC

Notes to the Financial Statements

December 31, 2008

(1) Organization

Casey Professional Services, Inc. was formed as a corporation on November 14, 2001 and subsequently converted from a California corporation to a California limited liability company and renamed Casey Professional Services, LLC (the Company) on June 30, 2004. The Company is a wholly owned subsidiary of Casey Securities, LLC (CSec), formerly Casey Securities, Inc. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. The Company's primary business is that of a securities broker-dealer providing services to institutional customers.

(2) Summary of Significant Accounting Policies

Commissions Revenue
Brokerage commissions and related clearing and floor brokerage expenses are recorded on a trade date basis as securities transactions occur.

Accounts Receivable
The Company's receivables are due from various hedge funds and prime brokers under contractual agreements. The Company maintains an allowance for doubtful accounts that is based on a review of outstanding receivables, historical collection information and existing economic conditions. Past due receivables are reviewed by management and staff and written off based on the specific circumstances of the customer.

Furniture and Equipment
Furniture and equipment are recorded at cost. Repairs, maintenance and minor replacements are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are three to seven years for furniture, fixtures and office equipment.

Income Taxes
For tax reporting purposes, the Company is a disregarded entity and reports all income and expenses on the tax returns of its parent, Securities. Therefore, no provision or liability for federal income taxes is provided for Securities. Additionally, the Company is subject to the annual California LLC tax of $800 and a California LLC fee of $11,790 based on gross revenue.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

(2) Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $153,127, which exceeded the requirement by $35,512.

(4) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan which covers all employees who are over the age of 21 and have completed one year of service. The plan provides for matching employee contributions of 25% of the elective deferral which does not exceed 4% of compensation. Additionally, the plan allows for discretionary contributions by the Company which are determined annually by the Board of Directors. Employer contributions vest over six years of service and employee contributions are always 100 percent vested. For the year ended December 31, 2008, the Company made matching contributions to the plan of $5,892 and no discretionary contributions.

(5) Risk Concentration

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2008, the Company held deposits in excess of the applicable federal insurance limits by $697,052.

Receivable from clearing organization consists of cash of $1,093,877 which is all held at Goldman Sachs.

(6) Related Parties

The Company uses Securities, its parent company, to execute options orders and pays for these services. For the year ended December 31, 2008, the Company paid Securities $201,950 for these services. This amount is included in clearing fees and floor brokerage expense.

The Company pays one-half of the rent expense incurred by Securities for office space shared by both entities. For the year ended December 31, 2008, the Company paid $45,283 in rent to or on behalf of Securities. This amount is included in occupancy costs.

The Company pays Securities a monthly fee of $15,000 ($20,000 beginning July 1, 2008) for administrative and other services provided by Securities. For the year ended December 31, 2008, the Company paid Securities $210,000 for these services. This amount is included in occupancy costs.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

(7) Employment Agreements

The Company has employment agreements with several of its key employees with provisions that the employees are entitled to payments under the agreement for commissions and bonuses only after management has set aside the appropriate reserve amounts necessary to meet all regulatory and financial compliance requirements.

(8) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Casey Professional Services, LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital		
Total member's equity qualified for net capital		$ 3,646,444
Less: Non-allowable assets		
Commissions receivable	3,382,386	
Prepaid expenses	24,315	
Property and equipment (net)	72,575	
Total non-allowable assets		3,479,276
Net capital before haircuts		$ 167,168
Less: Haircuts on securities		14,041
Net capital		153,127
Net minimum capital requirement of 6.67% of aggregate indebtedness of $1,764,216 or $5,000, whichever is greater		117,615
Excess net capital		$ 35,512

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 207,775
Decrease in member's equity	(139,953)
Decrease in non-allowable assets	85,305
Net capital per above computation	$ 153,127

Casey Professional Services, LLC

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Member of
Casey Professional Services, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Casey Professional Services, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated March 24, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 24, 2009

Casey Professional Services, LLC

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants